Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                            Six Months Ended
                               June 30,           Year Ended December 31,
                            1995   1994      1994   1993   1992   1991   1990


Income before income taxes $  65  $  71     $147  $ 154  $ 158   $ 164  $ 182

Fixed Charges:
   Interest expense
     Xerox debt                3      2        5       4      2     -       2
     Other debt              105    100      197     205    210    200    205
       Total fixed charges   108    102      202     209    212    200    207

Earnings available for
  fixed charges            $ 173  $ 173    $ 349   $ 363  $ 370  $ 364  $ 389

Ratio of earnings to
  fixed charges (1)         1.60   1.70     1.73    1.74   1.75   1.82   1.88



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Prior to January 1, 1995, interest expense had been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Management believed that this allocation method was reasonable in light of the debt specifically assigned to discontinued operations. For 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and therefore is now reported within continuing operations. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses.













(11)